Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NI 51-102

VOTING RESULTS REPORT

(Section 11.3)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 7, 2005

At the Annual General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the “Company”) held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 PM on Wednesday, December 7, 2005 (the “Meeting”) all of the matters voted upon were conducted by a show of hands.  The following were the results of the voting:

1.

To receive the report of the President, the comparative consolidated financial statements of the Company for the financial years ended June 30, 2005 and 2004 and the auditors’ report thereon:

UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION

2.

To re-elect James Puplava and elect R. Dennis Bergen as directors of the Company  for the ensuing three (3) years (the Directors having staggered terms):

UNANIMOUS VOTE IN FAVOUR OF THE RESOLUTION

3.

To re-appoint D&H Group LLP as auditors for the ensuing year:

UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION

Proxies representing 12,441,863 common shares, being 99.91% of the proxies delivered, authorized voting in favor of the election of R. Dennis Bergen and proxies representing 11,000 common shares, being 0.09 % of the proxies delivered, were instructed to be withheld from voting for Mr. Bergen.

Proxies representing 11,893,091 common shares, being 95.5% of the proxies delivered, authorized voting in favor of the re-election of James Puplava and proxies representing 559,772 common shares, being 4.5% of the proxies delivered, were instructed to be withheld from voting for Mr. Puplava.

Proxies representing 12,451,863 common shares, being 99.99% of the proxies delivered, authorized voting in favor of the appointment of the D&H Group LLP as auditors for the ensuing year and proxies representing 1,000 common shares, being 0.01% of the proxies delivered were instructed to be withheld from voting for the appointment of the auditors.

Dated this 15th day of December, 2005 at Vancouver, BC

Kimber Resources Inc.

     “M. E. Hoole”

Michael E. Hoole

Vice President and Secretary